11016555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~66136~~ 65441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Auriga USA, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza, Suite 4625
(No. and Street)

New York,	NY	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur Motch – (212) 231-9050
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

I, John Tartaglia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auriga USA, LLC, as of, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Senior Vice President

Title

Notary Public

RICHARD W. CHUN
Notary Public, State of New York
No. 02CH6116187
Qualified in Nassau County
Commission Expires September 20, 2012

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

AURIGA USA, LLC

(A Wholly-Owned Subsidiary of Auriga Services LLC)

December 31, 2010

AURIGA USA, LLC

TABLE OF CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Auriga USA, LLC

We have audited the accompanying statement of financial condition of Auriga USA, LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auriga USA, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of the Company's management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 28, 2011

AURIGA USA, LLC
(A wholly owned subsidiary of Auriga Services LLC)
Statement of Financial Condition
December 31, 2010

ASSETS

Cash and cash equivalents	$	698,906
Receivable from broker		926,935
Due from parent and affiliates		584,137
Fixed assets, net of depreciation and amortization		189,949
Other assets		278,203
Total assets	$	2,678,130

LIABILITIES AND MEMBER'S EQUITY

Commission payable	$	251,497
Accounts payable and accrued expenses		163,771
Total liabilities		415,268
Member's equity		2,262,862
Total liabilities and member's equity	$	2,678,130

The accompanying notes are an integral part of these financial statements.

AURIGA USA, LLC
(A wholly owned subsidiary of Auriga Services LLC)
Statement of Operations
Year ended December 31, 2010

REVENUES	
Commissions	$ 13,368,584
Other	1,090,224
Total revenues	14,458,808
EXPENSES	
Payroll, commissions and related expenses	8,925,700
Fees paid to affiliate	3,478,908
General and administrative	2,432,523
Occupancy	797,681
Execution and clearing	468,171
Professional fees	364,003
Depreciation and amortization	190,150
Total expenses	16,657,136
Net loss	$ (2,198,328)

The accompanying notes are an integral part of these financial statements.

AURIGA USA, LLC
(A wholly owned subsidiary of Auriga Services LLC)
Statement of Changes in Member's Equity
Year ended December 31, 2010

	Total Member's Equity
Balance as of January 1, 2009	$ 2,171,175
Contributions from members	2,290,015
Net loss	(2,198,328)
Balance as of December 31, 2010	$ 2,262,862

The accompanying notes are an integral part of these financial statements.

AURIGA USA, LLC
(A wholly owned subsidiary of Auriga Services LLC)
Statement of Cash Flows
Year ended December 31, 2010

CASH FLOWS USED IN FROM OPERATING ACTIVITIES	
Net loss	$ (2,198,328)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	190,150
Decrease in receivable from broker	770,350
Increase in due from parent and affiliates	(300,418)
Increase in other assets	248,942
Decrease in commission payable	(1,023,362)
Increase in accounts payable and accrued expenses	(268,520)
Net cash used in operating activities	(2,581,186)
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchase of fixed assets	(61,435)
Net cash used in investing activities	(61,435)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	2,290,015
Net cash provided by financing activities	2,290,015
Net increase in cash and cash equivalents	(352,606)
Cash and cash equivalents beginning of year	1,051,512
Cash and cash equivalents end of year	$ 698,906

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Auriga USA, LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Auriga Services LLC (the "Parent"), a New York limited liability company.

In February 2010, Auriga Securities SV S.A. ("Auriga SV") entered into a Contribution Agreement and an Operating Agreement (the "Agreements"), as the parent company at the time, with Xzerta Holdings LLC to facilitate the combination of the operations of Xzerta LLC and the Company. Pursuant to the Agreements, Auriga SV, as sole member, contributed all outstanding ownership interest in the Company to the Parent, Auriga Services, LLC. The transaction results in the Parent becoming the sole member of the Company.

The Company generates revenue by providing trading and brokerage services for fixed income and equity securities to customers and execution services for institutional accounts. In addition, the Company generates commission fees by providing equity research reports for institutional investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker dealer industry. In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution.

As of December 31, 2010, the Company did not have any amounts exceeding the Federal Deposit Insurance Corporation ("FDIC") insurance coverage as the majority of the cash and cash equivalents amounts were held in non-interest bearing accounts at HSBC Bank N.A. Currently, the FDIC insurance coverage per depositor per institution for all non-interest bearing accounts is unlimited as of December 31, 2010.

Securities Transactions

The Company records securities transactions executed for its customers and related commissions and expenses on a trade-date basis. Interest income is recorded on the accrual basis.

Marketing

All costs associated with advertising and marketing are expensed as incurred.

Depreciation

All fixed assets are stated at cost less accumulated depreciation. Depreciation on computer equipment is computed using the straight-line method over a period of two years. Depreciation on furniture, fixtures and non-computer related equipment is computed using the straight-line method over a period of five years. Amortization of leasehold improvements is computed using the straight line method over the economic life of the improvement or the term of the lease, whichever is shorter.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements. The Company is a limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes.

As a limited liability company, the Company is taxed as a partnership and, accordingly, the taxable income or loss of the Company is included in the New York City Unincorporated Business Tax ("UBT") tax return. The Company is subject to UBT. At December 31, 2010, the Company had a UBT net loss carryover of approximately $6.6 million. The net loss carryover is the primary driver of a net deferred tax asset of approximately $265,000. At December 31, 2010, the Company believes it is more likely than not that the deferred tax asset will not be recognized. Accordingly, the Company has provided a full valuation allowance against its deferred tax asset and no deferred tax asset has been reflected in the statement of financial condition.

In accordance with US GAAP, there are financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return.

The Company has reviewed the tax positions and determined that the Company did not have a liability for any uncertain tax positions.

The UBT net loss carryover expires in the year 2028.

3. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As of December 31, 2010, the Company has no assets or liabilities measured and reported at fair value.

4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $120,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2010, the Company had net capital of $1,210,573, which was $1,090,573 in excess of its required minimum net capital of $120,000. The Company's ratio of aggregate indebtedness to net capital was 0.3 to 1.

The Company maintains proprietary accounts with the clearing broker ("PAIB assets") for deposit, errors, accommodations and sundry expense purposes; the Company does not regularly trade for its own account. PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

5. FIXED ASSETS

Fixed assets consist of the following

	Basis	Accumulated Depreciation and Amortization	Net Fixed Assets
Computer equipment	$ 185,824	$ (90,964)	$ 94,860
Leasehold improvements	182,789	(166,360)	16,429
Furniture and equipment	134,809	(56,149)	78,660
	$ 503,422	$ (313,473)	$ 189,949

6. RELATED PARTY TRANSACTIONS

Transactions with the Parent

The Company entered into an expense sharing arrangement with the Parent on March 1, 2010. The agreement provides the Parent reimbursement of expenses and services such as, but not limited to, administrative support, technology, rent, legal and accounting provided to the Company.

For the year ended December 31, 2010, the Company reimbursed the Parent approximately $2.8 million in conjunction with the expense sharing agreement which is included in the "Fees paid to affiliates" line of the Statement of Operations and $24,000 remained due to the Parent. In addition, for the year ended December 31, 2010, the Company received approximately $1.8 million of capital contributions from the Parent and $500,000 from Auriga SV prior to being contributed to the Parent.

Transactions with Xzerta LLC

The Company had entered into an administrative agreement (the "Agreement") with Xzerta LLC, on behalf of the Parent. Xzerta LLC participates in whole loan trading and mortgage related advisory services. The Company reimbursed operating expenses of Xzerta LLC as required by the agreement for services rendered by Xzerta LLC employees.

For the year ended December 31, 2010, the Company reimbursed Xzerta LLC approximately $770,000, which is included in fees paid to affiliate on the Statement of Operations. Such expenses include the salaries of certain personnel, office space, legal and administrative expenses for services rendered on behalf of the Company. The Agreement was terminated with the contribution of Xzerta LLC to Auriga Holdings LLC as a condition of the February 2010 restructuring of the Company.

Transactions with Auriga Trading LLC

The Company provides support services, including but not limited to, accounting, legal and general office support to Auriga Trading LLC, an affiliate. For the year ended December 31, 2010, the Company was due approximately $74,000 for these services which is included in the "Due from parents and affiliates" line of the Statement of Financial Condition.

Transactions with Employees

The Company, for certain employees, pays commission advances or draws on commissions earned during the year. The draws are recovered based on the monthly production by the employees. At year end the Company had outstanding recoverable draws of approximately $510,000 which is included in the "Due from parents and affiliates" line of the Statement of Financial Condition.

7. LEASES

The Company leases office space in New York, NY and San Francisco, CA under operating leases expiring at various dates through May 2011.

Rental expense for the year ended December 31, 2010, was $689,008.

The following is a schedule by years of future minimum annual rental payments under the leases:

	2011
New York, NY	$ 108,000
San Francisco, CA	15,900
	$ 123,900

8. TRANSACTIONS WITH CLEARING BROKER

The Company conducts business with its clearing broker on an agency basis on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

9. CONCENTRATION RISK

In the normal course of business, the Company executes with its clearing broker, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

10. SUBSEQUENT EVENTS

The Company has evaluated events and transactions through the date of these financial statements that may have occurred subsequent to December 31, 2010. In January 2011, the Company entered into a lease extension for its New York, NY offices through April 2011. As a result of the extension, future minimum lease payment increased $108,000 for the period.

SUPPLEMENTARY INFORMATION

AURIGA USA, LLC
(A wholly owned subsidiary of Auriga Services)
Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

NET CAPITAL		
Ownership equity qualified for net capital		$ 2,262,862
DEDUCTIONS AND/OR CHARGES		
Non allowable assets		
Due from parent and affiliates	584,137	
Other assets	278,203	
Fixed assets, net	189,949	
Total non-allowable assets		1,052,289
Haircuts		-
Net capital		1,210,573
Minimum net capital requirement - the greater of $27,685 (6 2/3% of aggregate indebtedness) or $120,000		120,000
Excess net capital		$ 1,090,573
Ratio of aggregate indebtedness to net capital		0.3 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Amended Form X-17A-5 Part IIA filing.